Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-256977
June 28, 2021

DIDI GLOBAL INC.

DiDi Global Inc., or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details of this offering. You may get these documents and other documents the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282-2198, or by calling 1-866-471-2526, Morgan Stanley & Co. LLC, Attention: Prospectus Department, 2nd Floor, 180 Varick Street, New York, NY 10014, United States of America, or by calling 1-917-606-8487, or by email at prospectus@morganstanley.com and J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, United States of America, or by calling 1-866-803-9204.

You may also access the Company’s most recent prospectus dated June 28, 2021, which is included in Amendment No. 2 to the Company’s registration statement on Form F-1, as filed with the SEC via EDGAR on June 28, 2021, or Amendment No. 2, by visiting EDGAR on the SEC website at:
https://www.sec.gov/Archives/edgar/data/0001764757/000104746921001221/a2243298zf-1a.htm

This free writing prospectus reflects the following amendments that were made in Amendment No. 2. All references to page numbers are to page numbers in Amendment No. 2.

Prospectus Summary

(1)                                 Add the following two sentences to the end of the second paragraph on page 2 as follows:

Platform Sales for China Mobility for the three months ending June 30, 2021 has been adversely affected by the recent uptick in cases in Guangdong province. See “Risk Factors — Risks Relating to Our Business — Our business and operations have been and may continue to be materially and adversely affected by the COVID-19 pandemic.”

Risk Factors

(2)                                 Amend the risk factor heading “Risk Factors—Risks Relating to Our Business—If we are unable to introduce new or upgraded services, products or technologies that drivers and consumers recognize as valuable, we may fail to retain and attract drivers and consumers to our platform and our operating results would be adversely affected.” and the risk factor thereunder on pages 30 to 31 as follows:

If we are unable to introduce or manage new or upgraded services, products or technologies that drivers and consumers recognize as valuable, we may fail to retain and attract drivers and consumers to our platform and our operating results would be adversely affected.

To continue to attract and retain drivers and consumers to our platform, we have invested and will need to continue to invest in the development of new or upgraded services, products and technologies that add value for them and that differentiate us from our competitors, such as the various service offerings that are included in or may be added to our Other Initiatives segment. Developing and delivering these new or upgraded services, products, and technologies is costly, and the success of such services, products, and technologies depends on several factors, including the timely completion, introduction, government regulation and market acceptance of such services, products, and technologies. Moreover, any such new or upgraded services, products, or technologies may not work as intended or may not provide the intended value to drivers or consumers, whatever that may be. If we are unable to continue to develop or manage new or upgraded services, products and technologies, or if drivers or consumers do not value them or perceive the benefit in them, then drivers or consumers may choose not to use our platform, which would adversely affect our operating results. In addition, we may also lose our investments in connection with our development of these new or upgraded services, products and technologies. For example, we acquire assets necessary for some of our new or upgraded services, such as bikes and e-bikes, which constituted the largest component of our property and equipment, net, in the ordinary course of our business, and we have incurred, and in the future may incur, additional impairment charges, asset write-offs and/or other losses related to these assets, based in part on our management’s judgment in light of new and evolving business developments from time to time. Our financial condition and results of operations may be materially adversely affected if we are unable to introduce or manage new or upgraded services, products and technologies or if we lose our investments in connection with development of these services, products and technologies.

(3)                                 Add the following sentences to the end of the risk factor under the heading “Risk Factors—Risks Relating to Our Business—If we fail to effectively manage our growth or implement our business strategies across our multiple segments, our business and results of operations may be materially and adversely affected.” on page 32 as follows:

Our growth strategies may evolve and change from time to time. For instance, some of the businesses in our International segment, including in Latin America, and in our Other Initiatives segment are developing rapidly, and therefore we may decide to accelerate our investment and increase our spend in such businesses based on dynamic and constantly changing market conditions. If such increased investments and spend do not lead to the growth of our business as planned, our results of operations and financial condition may be materially adversely affected.

(4)                                 Amend the risk factor under the heading “Risk Factors—Risks Relating to Our Business—Our business and operations have been and may continue to be materially and adversely affected by the COVID-19 pandemic.” on pages 33 to 34 as follows:

The COVID-19 pandemic has created unique global and industry-wide challenges, including challenges to many aspects of our business. The COVID-19 pandemic has resulted in quarantines, travel restrictions, limitations on social or public gatherings, and the temporary closure of business venues and facilities across the world. The demand for our mobility offerings, as well as the supply of drivers, decreases drastically under such conditions. Our Core Platform GTV fell by 32.8% in the first quarter of 2020 as compared to the first quarter of 2019, and then by 16.0% in the second quarter of 2020 as compared to the second quarter of 2019. Our businesses resumed growth in the second half of 2020, which moderated the impact on a year-on-year basis. Our Core Platform GTV for the full year 2020 decreased by 4.8% as compared to the full year 2019. Both our China Mobility and International segments were impacted, but whereas the GTV for our China Mobility segment decreased by 6.6% from 2019 to 2020, the GTV for our International segment increased by 11.4% from 2019 to 2020. Many of the quarantine measures within China have since been relaxed. However, relaxation of restrictions on economic and social activities may also lead to new cases which may lead to re-imposed restrictions, in China or in other markets where we operate. For example, Brazil and Mexico have been affected by new waves of cases, with daily new cases and daily deaths reaching new highs in 2021. China has also experienced upticks in cases that have prompted selective restrictions in affected regions. For example, there has been a recent uptick in cases in Guangdong province, where Guangzhou and Shenzhen, two of our top five cities in terms of the number of ride hailing transactions in China, are located. Certain travel restrictions and other limitations were imposed in various places in the province in response to these new cases.  Although the absolute number of reported new cases has been small, our operating performance, including GTV and Platform Sales for China Mobility, and our results of operations for the three months ending June 30, 2021 have been adversely affected. The longer-term trajectory of COVID-19 and the effects of mutations in the virus, both in terms of scope and intensity of the pandemic, together with their impact on our industry and the broader economy are still difficult to assess or predict and pose significant uncertainties that will be difficult to quantify. If the situation does not improve in affected regions, or takes a turn for the worse in China, or if there is not a material recovery in other markets where we operate, our business, results of operations and financial condition could be materially and adversely affected.

(5)                                 Amend the first paragraph under the heading “Risk Factors—Risks Relating to Our Business—We generate a significant percentage of our transactions from certain major cities. If our operations in these cities are negatively affected, our financial results and future prospects would be adversely impacted.” on page 42 as follows:

In 2020, the number of ride hailing transactions from our top five cities in China constituted approximately 20% of our total China ride hailing transactions. We experience greater competition in large cities than we do in other markets in which we operate, which has led us to offer significant driver incentives and consumer discounts and promotions in these cities. As a result of our geographic concentration, our business and financial results are susceptible to economic, social, weather, and regulatory conditions or other circumstances in each of these cities. For example, the recent uptick in cases in Guangdong province, where Guangzhou and Shenzhen, two of our top five cities in terms of the number of ride hailing transactions in China in 2020, are located, and the related travel restrictions and other limitations imposed in response to these new cases, have adversely affected our operating performance, including GTV and Platform Sales for China Mobility, and our results of operations for the three months ending June 30, 2021. Outbreaks of contagious diseases or other viruses, such as COVID-19, could lead to a sustained decline in the desirability of living, working and congregating in the cities in which we operate. Any short-term or long-term shifts in the travel patterns of consumers away from cities, due to health concerns regarding epidemics or pandemics such as COVID-19, could have an adverse impact on our GTV from these areas. An economic downturn, increased competition, or regulatory obstacles in any of these cities would adversely affect our business, financial condition, and operating results to a much greater degree than would the occurrence of similar events in other areas. In addition, any changes to local laws or regulations within these cities that affect our ability to operate or increase our operating expenses in these markets would have an adverse effect on our business. Furthermore, if we are unable to renew existing licenses or do not receive new licenses in the major cities where we operate or such licenses are terminated, any inability to operate in such urban area, as well as the publicity concerning any such termination or non-renewal, could adversely affect our business, financial condition, and operating results.

(6)                                 Add a new second paragraph under the heading “Risk Factors—Risks Relating to Our Business—We have granted and may continue to grant options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.” on page 45 as follows:

In the second quarter of 2021, we granted 66,711,066 share options under the 2017 Plan to certain directors and executive officers with a nominal exercise price per share, of which 63,501,066 share options granted to certain senior management were accelerated and vested fully, which will result in share-based compensation expenses of US$3,029.6 million in the three months ending June 30, 2021. In addition, upon the completion of this offering, we will also recognize share-based compensation expenses of US$136.4 million in connection with the immediate vesting of various forms of equity incentive grants that satisfied the service condition as of March 31, 2021.

(7)                                 Add a new fourth paragraph under the heading “Risk Factors—Risks Relating to Doing Business in China—Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.” on page 58 as follows:

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

(8)                                 Amend the second bullet in the second paragraph of the risk factor under the heading “Risk Factors—Risks Relating to Our ADSs and This Offering—The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors” on page 71 as follows:

•                  financial projections we may provide to securities analysts and/or the public, any changes in those projections and any failure to meet those projections;

(9)                                 Amend the fifth bullet in the second paragraph of the risk factor under the heading “Risk Factors—Risks Relating to Our ADSs and This Offering—The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors” on page 71 as follows:

•                  changes in financial projections or targets published or otherwise provided to investors by securities analysts or any failure by us to meet those targets or the expectations of investors;

Capitalization

(10)                          Amend the second bullet and third bullets on page 90 as follows:

•                  on a pro forma basis to reflect (1) the automatic conversion of all of our issued and outstanding Series B-1 preferred shares into 175,592,637 Class A ordinary shares on a one-for-three basis and the automatic conversion of all of our other issued and outstanding preferred shares into 757,714,873 Class A ordinary shares on a one-for-one basis immediately upon the completion of this offering; (2) the redesignation of all of the ordinary shares held by Xiaocheng Investments Limited, Investor Link Investments Limited and Steady Prominent Limited into 117,335,836 Class B ordinary shares (including 58,500,361 Class B ordinary shares issued to the trusts upon the net exercise of share options) on a one-for-one basis immediately prior to the completion of this offering; (3) stock-based compensation expenses of $134.4 million associated with the immediate vesting of the 3,899,347 unvested restricted shares or restricted share units that have satisfied the service condition as of March 31, 2021 upon the completion of the offering; (4) stock-based compensation expenses of $2.0 million associated with the immediate vesting of the 61,331 share options that have satisfied the service condition as of March 31, 2021 upon the completion of this offering; (5) stock-based compensation expenses of $3,029.6 million associated with the accelerated vesting of share options; and (6) the issuance of 11,432,524 Class A ordinary shares and 58,500,361 Class B ordinary shares to the trusts upon the net exercises of share options after deducting the shares withheld to satisfy the associated withholding tax obligations of $316.0 million with corresponding decrease in additional paid in capital; and

•                  on a pro forma as adjusted basis to reflect (1) the automatic conversion of all of our issued and outstanding Series B-1 preferred shares into 175,592,637 Class A ordinary shares on a one-for-three basis and the automatic conversion of all of our other issued and outstanding preferred shares into 757,714,873 Class A ordinary shares on a one-for-one basis immediately upon the completion of this offering; (2) the redesignation of all the ordinary shares held by Xiaocheng Investments Limited, Investor Link Investments Limited and Steady Prominent Limited into 117,335,836 Class B ordinary shares (including 58,500,361 Class B ordinary shares issued to the trusts upon the net exercise of share options) on a one-for-one basis immediately prior to the completion of this offering; (3) stock-based compensation expenses of $134.4 million associated with the immediate vesting of the 3,899,347 unvested restricted shares or restricted share units that have satisfied the service condition as of March 31, 2021 upon the completion of the offering; (4) stock-based compensation expenses of $2.0 million associated with the immediate vesting of the 61,331 share options that have satisfied the service condition as of March 31, 2021 upon the completion of this offering; (5) stock-based compensation expenses of $3,029.6 million associated with the accelerated vesting of share options; (6) the issuance of 11,432,524 Class A ordinary shares and 58,500,361 Class B ordinary shares to the trusts upon the net exercises of share options after deducting the shares withheld to satisfy the associated withholding tax obligations of $316.0 million with corresponding decrease in additional paid in capital; and (7) the sale of 72,000,000 Class A ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$13.50 per ADS, which is the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise the over-allotment option.

(11)                          Add a new footnote (4) to the line item “Ordinary shares (US$0.00002 par value; 1,617,583,821 shares authorized, 123,369,974 shares issued, 108,313,130 shares outstanding on an actual basis; nil issued and outstanding on a pro forma basis and pro forma as adjusted basis)” in the capitalization table on page 91 as follows:

Assuming the automatic conversion of all of our issued and outstanding ordinary shares into Class A and Class B ordinary shares in connection of this offering on March 31, 2021, the ordinary shares issued on an actual basis as of March 31, 2021 would consist of 64,534,499 Class A ordinary shares and 58,835,475 Class B ordinary shares and the ordinary shares outstanding on an actual basis as of March 31, 2021 would consist of 55,585,380 Class A ordinary shares and 52,727,750 Class B ordinary shares.

Dilution

(12)                          Amend item (5) in the second paragraph on page 92 as follows:

(5) the issuance of 11,432,524 Class A ordinary shares and 58,500,361 Class B ordinary shares to the trusts upon the net exercises of share options after deducting the shares withheld to satisfy the associated withholding tax obligations of $316.0 million with corresponding decrease in additional paid in capital,

(13)                          Amend items (5) and (6) in the third paragraph on page 92 as follows:

(5) the issuance of 11,432,524 Class A ordinary shares and 58,500,361 Class B ordinary shares to the trusts upon the net exercises of share options after deducting the shares withheld to satisfy the associated withholding tax obligations of $316.0 million with corresponding decrease in additional paid in capital, and (6) to our sale of ADSs offered in this offering at the assumed initial public offering price of US$13.50 per ADS, which is the midpoint of the estimated initial public offering price range, after deduction of underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2021 would have been US$13,902.9 million, or US $11.56 per outstanding ordinary share, and US$2.89 per ADS.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(14)                          Amend the second paragraph on page 114 as follows:

During the first and second quarter of 2020, our business in China was impacted by the COVID-19 pandemic as cities went into lockdown and transportation volumes decreased significantly, resulting in a decrease in Core Platform Transactions. During the second quarter of 2020, our China Mobility segment began to recover as many of the quarantine measures within China started to be relaxed, though from time to time, restrictions were re-imposed in certain cities during the third and fourth quarters. More recently, our business in China has been adversely impacted in the second quarter of 2021 by the uptick in cases in Guangdong province and related travel restrictions and other limitations imposed in response to these new cases during the period. Our International business was adversely impacted by the global COVID-19 pandemic starting in the second quarter of 2020, although the adverse impact was partially offset by the recovery of business activities in existing markets, our expansion into additional international markets, as well as the accelerated growth of our food delivery business. See “— COVID-19 Impact.”

(15)                          Amend the first paragraph on page 116 as follows:

We quickly adapted our business and operations, working closely with the government and implementing various measures to combat the COVID-19 pandemic. In spite of reduced demand as a result of the COVID-19 pandemic, our China Mobility segment remained profitable on a segment Adjusted EBITA basis in 2020. Since the second quarter of 2020, many of the quarantine measures within China have been relaxed and our businesses have resumed growth, though from time to time, restrictions were re-imposed in certain cities during the third and fourth quarters. Our GTV for China Mobility for the six months ended December 31, 2020 was RMB121.6 billion, representing an increase of 80.3% as compared to the six months ended June 30, 2020, and an increase of 12.2% as compared to the six months ended December 31, 2019. More recently, our GTV and Platform Sales for China Mobility for the three months ending June 30, 2021 have been adversely affected by the uptick in cases in Guangdong province, where Guangzhou and Shenzhen, two of our top five cities in terms of the number of ride hailing transactions in China in 2020, are located, and the related travel restrictions and other limitations imposed in response to these new cases. In addition, as part of the Chinese government’s effort to ease the burden of businesses affected by COVID-19, the Ministry of Finance and the State Administration of Taxation temporarily reduced or exempted VAT on revenues derived from the provision of certain transportation services from January 2020 to March 2021.

(16)                          Add the following the sentences to end of the paragraph under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Results of Operations—Ability to manage costs and expenses” on page 117 as follows:

However, if we are unable to effectively manage costs and expenses related to our growth initiatives, including those in our International and Other Initiatives segments, our results of operations and financial condition may be materially adversely affected. See “Risk Factors — Risks Relating to Our Business — If we are unable to introduce or manage new or upgraded services, products or technologies that drivers and consumers recognize as valuable, we may fail to retain and attract drivers and consumers to our platform and our operating results would be adversely affected.”

(17)                          Amend the first paragraph on page 130 as follows:

Our operating results fluctuate from quarter to quarter as a result of a variety of factors, primarily including seasonality, our growth of existing businesses, our expansion in service offerings and markets, spend on driver earnings and incentives and other items in our business, and sales and marketing expenses. To the extent that we increase spend on any businesses under our China Mobility, International and/or Other Initiatives segments as part of our growth strategy, it would affect our operating results for those quarters and periods in which additional costs and expenses are incurred.

Business

(18)                          Add the following two sentences to the end of the first paragraph on page 158 as follows:

Platform Sales for China Mobility for the three months ending June 30, 2021, has been adversely affected by the recent uptick in cases in Guangdong province. See “Risk Factors — Risks Relating to Our Business — Our business and operations have been and may continue to be materially and adversely affected by the COVID-19 pandemic.”

Related Party Transactions

(19)                          Add the Related Party Transactions section on pages 221 to 222 as follows:

RELATED PARTY TRANSACTIONS

Contractual Arrangements with Our VIEs and Their Respective Shareholders

See “Corporate History and Structure.”

Shareholders Agreement

See “Description of Share Capital — History of Securities Issuances.”

Employment Agreements and Indemnification Agreements

See “Management — Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Management — Share Incentive Plan.”

Transactions with Our Shareholders

We have commercial arrangements with two of our shareholders in the ordinary course of our business, namely Alibaba and its subsidiaries, which we refer to as Alibaba Group, and Tencent and its subsidiaries, which we refer to as Tencent Group.

Transactions with Alibaba Group

We have commercial arrangements with Alibaba Group primarily related to ride hailing and enterprise solutions services within our China Mobility segment. After Alibaba Group creates an enterprise account, its employees can request business rides. Trip fares are recognized as our ride hailing revenue in the PRC. In addition, we also charge an enterprise solution service fee for our management services provided to Alibaba Group. The ride hailing and enterprise solution services we provide to Alibaba Group are conducted on an arm’s-length basis with similar unrelated parties. All the revenues generated from Alibaba Group within our China Mobility segment accounted for less than 0.2% of our total revenues for each of three years ended December 31, 2018, 2019 and 2020, and for the three months ended March 31, 2021.

We also have commercial arrangement with Alibaba Group related to cloud communication services and information technology platform services. The costs and expenses related to these services that were provided to us accounted for less than 0.3% of our total costs and expenses for each of three years ended December 31, 2018, 2019 and 2020, and for the three months ended March 31, 2021.

Transactions with Tencent Group

We have commercial arrangements with Tencent Group mainly related to our ride hailing and enterprise solutions services, as well as online advertising services. After Tencent Group creates an enterprise account, its employees can request business rides. Trip fares are recognized as our ride hailing revenue in the PRC. In addition, we also charge an enterprise solution service fee for our management services provided to Tencent Group. We also provide online advertising services to Tencent Group. The services we provide to Tencent Group are conducted on an arm’s-length basis with similar unrelated parties. All the revenues generated from Tencent Group within our China Mobility segment and our Other Initiative segment accounted for less than 0.1% of our total revenues for each of three years ended December 31, 2018, 2019 and 2020, and for the three months ended March 31, 2021.

We also have commercial arrangements with Tencent Group mainly related to payment processing services, colocation services and cloud communication services. The costs and expenses related to these services that were provided to us accounted for less than 0.7% of our total costs and expenses for each of three years ended December 31, 2018, 2019 and 2020, and for the three months ended March 31, 2021.

Transactions with SoftBank Group Corp.

SoftBank Group Corp. has made certain investments in some of the our subsidiaries’ financing transactions as detailed in “Description of Share Capital — History of Securities Issuances — Subsidiary Financings”. We and SoftBank Corp. each made an accumulated investment amounting to JPY6,950 million (US$62.8 million) in Didi Mobility Japan Corporation. The agreements for SoftBank’s investments in those financing transactions and in Didi Mobility Japan Corporation were negotiated on a fair value basis.

Transactions with Our Directors and Officers

We have provided loans to certain of our directors and officers. As of December 31, 2018, 2019 and 2020, the aggregate outstanding balance of these loans was RMB10.0 million, RMB18.7 million and RMB65.3 million (US$10.0 million), respectively. As of March 31, 2021, the aggregate outstanding balance of these loans was RMB44.4 million (US$6.8 million), which was fully repaid as of the date of this prospectus.